UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number: 001-41316

Alpha Tau Medical Ltd.

(Exact Name of Registrant as Specified in Its Charter)

Kiryat HaMada St. 5

Jerusalem, Israel 9777605

+972 (3) 577-4115

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

CONTENTS

Alpha Tau Medical Ltd. (the “Company”) hereby furnishes the following documents:

(i)	notice and proxy statement with respect to the Company’s annual general meeting of shareholders (the “Meeting”) to be held at 4:00 p.m. (Israel time), on June 23, 2026, at the Company’s headquarters at 5 Kiryat Hamada St., Jerusalem 9777605, Israel, describing proposals to be voted upon at the Meeting, the procedure for voting in person or by proxy at the Meeting and various other details related to the Meeting; and

(ii)	a proxy card for use in connection with the Meeting.

The proxy statement is furnished with this report of foreign private issuer on Form 6-K (this “Form 6-K”) as Exhibit 99.1 and the proxy card is furnished with this Form 6-K as Exhibit 99.2.

This Report and the related exhibits are incorporated by reference into the Company’s Registration Statements on Form F-3 (File Nos. 333-274457, 333-288240 and 333-295359) and Form S-8 (File Nos. 333-264169, 333-270406, 333-277733, 333-285745 and 333-294151).

EXHIBIT INDEX

Exhibit No.	Description
99.1	Notice and proxy statement for the annual general meeting of shareholders of the Company to be held on June 23, 2026
99.2	Proxy card to be mailed for the annual general meeting of shareholders of the Company to be held on June 23, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Alpha Tau Medical Ltd.

Date: May 18, 2026	By:	/s/ Uzi Sofer
Uzi Sofer
Chief Executive Officer

3